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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                             RAINFOREST CAFE, INC.
                       (Name of Subject Company (Issuer))

                              LSR ACQUISTION CORP.
                          a wholly owned subsidiary of
                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   75086K 10 4
                      (CUSIP Number of Class of Securities)

                             Steven Scheinthal, Esq.
                       Landry's Seafood Restaurants, Inc.
                         1400 Post Oak Blvd., Suite 1010
                              Houston, Texas 77056
                                 (713) 850-1010
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)
                                With a copy to:
                             Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                               New York, NY 10036
                             Telephone: 212-735-3000

                            CALCULATION OF FILING FEE

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Transaction Valuation*                                 Amount of Filing Fee
   $74,396,968.32                                                $14,879.39
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 22,812,470 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of Rainforest Cafe, Inc. at a purchase price of $3.25 per share. The transaction value also includes the offer price of $3.25 per share less $2.39 per share (which is the average exercise price of outstanding options which have an exercise price below $3.25) multiplied by 298,187 (which is the number of outstanding options which have an exercise price below $3.25). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [ ]  issuer tender offer subject to Rule 13e-4.

  [ ]  going-private transaction subject to Rule 13e-3.

  [ ]  amendment to Schedule 13D under Rule 13d-2.
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  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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Item 1.  Summary Term Sheet

      The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

      (a) The name of the subject company is Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest" or the "Company"), and the address is 720 South Fifth Street, Hopkins, Minnesota 55343. The telephone number of the Company is (612) 945-5400.

      (b) This Statement relates to the offer by LSR Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"), to purchase all outstanding shares of common stock of the Company, no par value (the "Shares"), at $3.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares" in the Offer to Purchase and is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

      (a), (b), (c) The information set forth in "Certain Information Concerning Landry's and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

      (a)(1)(i)-(viii), (xii) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with Rainforest", "Purpose of the Offer; Plans for Rainforest", "The Merger Agreement; Other Arrangements", "Certain Information Concerning Rainforest", "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference. No subsequent offering period will be offered.

      (a)(1) (ix)  Not applicable

      (a)(1) (x)  Not applicable

      (a)(1) (xi)  Not applicable

      (a)(2) (i)-(iv), (vii) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with Rainforest", "Purpose of the Offer; Plans for Rainforest", "The Merger Agreement; Other Arrangements", "Certain Information Concerning Rainforest", "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

      (a)(2) (v)  Not applicable

      (a)(2) (vi)  Not applicable

                                       2
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Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      The information set forth in "Background of the Offer; Past Contacts or Negotiations with Rainforest", "The Merger Agreement; Other Arrangements", "Certain Information Concerning Landry's and the Purchaser" and "Purpose of the Offer; Plans for Rainforest" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

      (a), (c)(1), (c)(3-7) The information set forth in "Introduction," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for Rainforest," and "Dividends and Distributions" in the offer to Purchase is incorporated herein by reference.

      (c)(2)  None

Item 7.  Source and Amount of Funds or Other Consideration.

      (a), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

      (b)  Not applicable


Item 8.  Interest in Securities of the Subject Company.

      The information set forth in "Introduction", "Certain Information Concerning Rainforest", "Certain Information Concerning Landry's and the Purchaser", Schedule I and Schedule II in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

      The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

      Not applicable

Item 11.  Additional Information.

      The information set forth in "The Merger Agreement; Other Arrangements" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

         (a)(1)   Offer to Purchase dated September 29, 2000

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


                                       3
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
         (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Joint Press Release issued by Landry's Seafood Restaurants,
                  Inc. and Rainforest on September 26, 2000 (incorporated herein by reference to the Schedule TO filed by Landry's on September 26, 2000)

         (a)(8)   Summary Advertisement as published in The New York Times on
                  September 29, 2000.

         (a)(9) Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc. ("Landry's), LSR
                  Acquisition Corp. and Rainforest Cafe, Inc. ("Rainforest")
                  (terminated on April 11, 2000) (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus which constitutes a part of Amendment No. 1 to Landry's Registration
                  Statement on Form S-4 (Reg. No. 333-31864) filed with the SEC on March 7, 2000 (the "Registration Statement"))

         (a)(10)  Termination Agreement, dated as of April 11, 2000, by and among Landry's, LSR Acquisition Corp. and Rainforest
                  (incorporated herein by reference to Exhibit 2.01 to Landry's
                  Current Report on Form 8-K, filed with the SEC on May 11,
                  2000)

         (a)(11) Stockholder Agreement, dated as of February 9, 2000, by and between Landry's and Steven Schussler (terminated on April 11,
                  2000) (incorporated herein by reference to Exhibit 10.02 to the Schedule 13D filed with respect to Rainforest by Landry's on February 8, 2000)

         (a)(12) Stockholder Agreement, dated as of February 9, 2000, by and between Landry's and Lyle Berman (terminated on April 11,
                  2000) (incorporated herein by reference to Exhibit 10.01 to the Schedule 13D filed with respect to Rainforest by Landry's on February 8, 2000)

         (a)(13)  Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of February 9, 2000, by and between Landry's and Ercument Ucan (terminated on April 11, 2000)
                  (incorporated herein by reference to Exhibit 99.6 to the Registration Statement)

         (a)(14)  Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of February 9, 2000, by and between Landry's and Steven W. Schussler (terminated on April 11,
                  2000) (incorporated herein by reference to Exhibit 99.5 to the Registration Statement)

         (a)(15)  Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of February 9, 2000, by and between Landry's and Lyle Berman (terminated on April 11, 2000)
                  (incorporated herein by reference to Exhibit 99.3 to the Registration Statement)

         (a)(16)  Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of February 9, 2000, by and between Landry's and Kenneth Brimmer (terminated on April 11, 2000)
                  (incorporated herein by reference to Exhibit 99.4 to the Registration Statement)

         (a)(17)  Press Release issued by Landry's on September 28, 2000
                  (incorporated by reference to the Schedule TO filed by Landry's on September 28, 2000)

         (b)(1)   First Amended and Restated Credit Agreement ("Credit
                  Agreement"), dated as of June 28, 2000, by and among Landry's, Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto, Banc of America
                  Securities LLC, as Sole Lead Arranger and Sole Book Manager,
                  The Bank of Nova Scotia, as Syndication Agent, Fleet National
                  Bank, as Documentation Agent, and Guaranty Federal Bank,
                  F.S.B., as Co-Agent (incorporated herein by reference to Exhibit 10.1 to Landry's Current Report on Form 8-K, filed with the SEC on July 13, 2000)

                                       4
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
         (b)(2)   Term Sheet outlining terms for the amendment to the Credit
                  Agreement

         (d)(1) Agreement and Plan of Merger, dated as of September 26, 2000, by and among Landry's, LSR Acquisition Corp. and Rainforest

         (d)(2)   Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of September 26, 2000, by and between Landry's and Ercument Ucan

         (d)(3)   Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of September 26, 2000, by and between Landry's and Steven W. Schussler

         (d)(4)   Employee Termination, Consulting and Non-Competition
                  Agreement, dated as of September 26, 2000, by and between Landry's and Lyle Berman

         (d)(5)   Amended and Restated Change of Control Agreement, dated as of
                  September 26, 2000, by and among Landry's, Rainforest, and
                  Stephen Cohen

         (d)(6) Severance Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest, and Rohert Hahn

         (g)      Not applicable

         (h)      Not applicable

                                       5
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                                  EXHIBIT INDEX


   Exhibit No.                                  Exhibit Name                                     Page Number
   -----------                                  ------------                                     -----------
            (a)(1)  Offer to Purchase dated September 29, 2000

            (a)(2)  Letter of Transmittal

            (a)(3)  Notice of Guaranteed Delivery

            (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees

            (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees

            (a)(6)  Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9

            (a)(7)  Joint Press Release issued by Landry's and Rainforest Cafe,
                    Inc. and on September 26, 2000, incorporated herein by reference to the Schedule TO filed by Landry's Seafood
                    Restaurants, Inc. on September 26, 2000

            (a)(8)  Summary Advertisement as published in The New York Times on
                    September 29, 2000

            (a)(9) Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc. ("Landry's),
                    LSR Acquisition Corp. and Rainforest Cafe, Inc.
                    ("Rainforest") (terminated on April 11, 2000) (incorporated herein by reference to Annex A to the Proxy
                    Statement/Prospectus which constitutes a part of Amendment
                    No. 1 to Landry's Registration Statement on Form S-4 (Reg.
                    No. 333-31864) filed with the SEC on March 7, 2000 (the
                    "Registration Statement"))

           (a)(10) Termination Agreement, dated as of April 11, 2000, by and among Landry's, LSR Acquisition Corp. and Rainforest
                    (incorporated herein by reference to Exhibit 2.01 to Landry's Current Report on Form 8-K, filed with the SEC on
                    May 11, 2000)

           (a)(11) Stockholder Agreement, dated as of February 9, 2000, by and between Landry's and Steven Schussler (terminated on April
                    11, 2000) (incorporated herein by reference to Exhibit 10.02 to the Schedule 13D filed with respect to Rainforest by Landry's on February 8, 2000 )


                                       1
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
           (a)(12) Stockholder Agreement, dated as of February 9, 2000, by and between Landry's and Lyle Berman (terminated on April 11,
                    2000) (incorporated herein by reference to Exhibit 10.01 to the Schedule 13D filed with respect to Rainforest by Landry's on February 8, 2000)

           (a)(13)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of February 9, 2000, by and between Landry's and Ercument Ucan (terminated on April 11, 2000)
                    (incorporated herein by reference to Exhibit 99.6 to the Registration Statement)

           (a)(14)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of February 9, 2000, by and between Landry's and Steven W. Schussler (terminated on April 11,
                    2000) (incorporated herein by reference to Exhibit 99.5 to the Registration Statement)

           (a)(15)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of February 9, 2000, by and between Landry's and Lyle Berman (terminated on April 11, 2000)
                    (incorporated herein by reference to Exhibit 99.3 to the Registration Statement)

           (a)(16)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of February 9, 2000, by and between Landry's and Kenneth Brimmer (terminated on April 11, 2000)
                    (incorporated herein by reference to Exhibit 99.4 to the Registration Statement)

           (a)(17) Press Release issued by Landry's on September 28, 2000, incorporated by reference to the Schedule TO filed by Landry's on September 28, 2000.


            (b)(1)  First Amended and Restated Credit Agreement ("Credit
                    Agreement"), dated as of June 28, 2000, by and among Landry's, Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto, Banc of America Securities LLC, as Sole Lead Arranger and Sole Book
                    Manager, The Bank of Nova Scotia, as Syndication Agent,
                    Fleet National Bank, as Documentation Agent, and Guaranty
                    Federal Bank, F.S.B., as Co-Agent (incorporated herein by reference to Exhibit 10.1 to Landry's Current Report on Form
                    8-K, filed with the SEC on July 13, 2000)

            (b)(2)  Term Sheet outlining terms of the amendment to the Credit
                    Agreement

            (d)(1)  Agreement and Plan of Merger, dated as of September 26,
                    2000, by and among Landry's, LSR Acquisition Corp. and
                    Rainforest

            (d)(2)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of September 26, 2000, by and between Landry's and Ercument Ucan

            (d)(3)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of September 26, 2000, by and between Landry's and Steven W. Schussler

            (d)(4)  Employee Termination, Consulting and Non-Competition
                    Agreement, dated as of September 26, 2000, by and between Landry's and Lyle Berman.

            (d)(5) Amended and Restated Change of Control Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Stephen Cohen

            (d)(6) Severance Agreement, dated as of September 26, 2000, by and among Landry's, Rainforest and Robert Hahn

               (g)  Not applicable

               (h)  Not applicable


                                       3
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           LSR Acquisition Corp.

                                                /s/ Tilman J. Fertitta
                                           By: _______________________________
                                           Name: Tilman J. Fertitta
                                           Title: President


                                           Landry's Seafood Restaurants, Inc.

                                                /s/ Tilman J. Fertitta
                                           By: _______________________________
                                           Name: Tilman J. Fertitta
                                           Title: President

Dated: September 29, 2000